The Embrace





P.E. 8/31/04




AMERICAN
HEALTHWAYS

INC

2004 Annual Report

Financial Highlights

(In thousands, except per share and health plan lives data)	2004	2003
OPERATING DATA		
Revenues	$ 245,410	$ 165,471
Net income	$ 26,058	$ 18,474
Diluted earnings per share [1]	$ 0.75	$ 0.56
Diluted weighted average common shares and equivalents [1]	34,632	33,010
OPERATING STATISTICS		
Health plan actual lives under management at end of period [2]	1,335,000	852,000
Annualized revenue in backlog at end of period	$ 15,200	$ 12,200
FINANCIAL POSITION		
Cash and cash equivalents	$ 52,187	$ 35,956
Working capital	54,936	47,047
Total assets	251,747	140,013
Long-term debt	36,562	109
Other long-term liabilities	5,992	4,662
Stockholders' equity	155,435	112,431


Revenues
(In millions)
$122.8
$165.5
$245.4
02
03
04


Diluted earnings per share [1]
$0.32
$0.56
$0.75
02
03
04


Actual health plan lives under management [2]
(In thousands)
579
852
1,335
02
03
04

[1] Restated to reflect the effect of the December 2003 two-for-one stock split.
[2] Restated to include the Company's hospital-based diabetes patients.

Company Profile >

For more than 20 years, American Healthways has been helping health plans, employers, hospitals and physicians to improve health, enhance the fundamental care experience and reduce the cost of care. Our disease management and care enhancement programs, and the nurses and other health care professionals who deliver them, employ the principles of evidence-based medicine and recognized standards of care, to support the physician's plan of care and to help people with chronic and other diseases improve their health. Our interactions with patients are designed to closely monitor their condition, educate them to become more effective self-managers of their disease, and support them in creating and sustaining the behavior changes critical to improving and maintaining their health. In addition to direct interactions between patients and our professionals, advanced technologies are employed both to identify individuals for participation in the programs and to determine those who are at high risk for short-term health complications, enabling the provision of preventive interventions that can greatly reduce, or altogether avoid, costly health care episodes.

While our programs are provided to more than one million individuals nationwide, making us the nation's leading and largest provider of disease management and care enhancement services, we never lose sight of the fact that no two individuals are alike. Fulfilling our value promise of improved health, improved adherence to standards of care, improved member and physician satisfaction and reduced medical cost requires that each program participant be recognized as a unique individual and that our interactions be tailored to meet their unique, individual needs. The use of highly qualified professionals enables us to create the caring, trusting, personal relationships that enable this individual touch and deliver our programs to one patient at a time.

As a result of this unique approach, our programs have been proven to help payers reach the critical mass impact necessary to make a relevant change in their overall escalating health care cost trend. For more information about our nationally reviewed and approved, proven programs, visit www.americanhealthways.com.



The American Healthways Embrace illustrates our belief in the human connection. The design is based on an overhead view of two people reaching out to embrace a common goal with a shared mind. It stands for the link we all share in achieving positive health outcomes. It is this personal relationship, the one-on-one embrace, that fosters healthy behavior.

Put simply, success requires a human connection.

Our Value Proposition

Improve the health of populations
Enhance patient satisfaction and care experience
Enhance physician satisfaction and delivery experience
Reduce total health care costs and
Improve workforce productivity

Ben Leedle >

Fellow Shareholders:

It would be hard to overemphasize the significance of the American Healthways Embrace throughout our company. It represents the passion and the dedication that we, both as a company and as individuals, share in embracing the promise of quality, affordable health care. We have found that it is possible to change the face of health care by centering the needs of its pivotal participants– the patient, physician, health plan and employer– on a common value proposition. To embrace their needs is to embrace the solution. Our exemplary success also means that these stakeholders have, in turn, reached back and embraced the belief that enhanced care improves health outcomes and reduces costs in both the short and long term.

More than this, we continue to cross boundaries. One that comes to mind is the health plan's challenge whether to insource or outsource services. We believe the answer is not that simple. You will read in the following pages how our health plan partners now consider what we do together as "co-sourcing." The relationships we have with them transcend the age-old vendor-customer dynamic. Changing health care meaningfully, today and tomorrow, requires collaboration: a collaboration that is based on creating an impact now because the market demands it, while having the trust, shared values and fortitude required to rapidly innovate to increase value for the future. Our customer relationships are strong and positive and continue to be the basis for the success that we have created.

Our strong financial results for fiscal 2004 show that revenues, net income and diluted earnings per share grew 52%, 60% and 45%, respectively, over fiscal 2003, excluding the impact of incentive bonus revenues reported for both years. This growth primarily reflects the 57% increase in actual lives under management to 1,335,000 at the end of fiscal 2004 from 852,000 at the end of fiscal 2003. Contributing to this performance were the record-setting 20 contracts signed during this fiscal year, over half of which were either expanded or renewed contracts with existing, satisfied customers. Our rapid-cycle development capabilities are placing new programs at their disposal to continue on this model of mutual success.

Perhaps this reflects the success our programs have had with our customers' customers. On behalf of our health plan partners, we substantially expanded our business with large, self-insured employers from 60 contracts in fiscal 2003 to 193 in fiscal 2004. Our programs represent a cost savings and health improvement solution for some of the nation's largest employers and state governments. Improved health, improved productivity, reduced absenteeism and cost savings: Another boundary crossed.

Good news spreads fast.

We entered contracts with nine new health plan customers this year, of varying scope, illustrating the value of our flexibility in engaging new customers at almost any level they wish, including integrating our StatusOne high-risk management program into our total population management suite. These contracts address individually or in various combinations fully insured, self-insured and Medicare + Choice populations.

Our strong financial position assures our health plan partners that both their short and long-term strategies and commitments are safe with American Healthways. Partially due to continued substantial cash flow from operations - which at $53.5 million for the fiscal year was two times net income - cash and cash equivalents increased to $52.2 million at year-end from $36.0 million at the end of fiscal 2003, notwithstanding continued reinvestment of capital expenditures of $25.0 million. With total debt of $48.8 million, our ratio of debt to total capitalization at year-end was 31%. Based on planned capital expenditures of approximately $25.0 million in fiscal 2005, we are confident of our continuing ability to finance both our short- and long-term growth strategies. From this position of strength and stability we, along with our health plan partners, can survey the care continuum for opportunities for continued growth and mutual success.

As a result of our progress in fiscal 2004, we expect to produce further profitable growth in fiscal 2005, through increased business with existing health plan customers, contracts with new customers, increased penetration of the self-insured employer market and the roll-out of new programs. With our high rate of recurring revenues, our annualized backlog at the end of fiscal 2004 of $15.2 million and the momentum of our contracting pipeline, we established our guidance for fiscal 2005 revenues in a range of $319 million to

---

**"Changing health care meaningfully,
today and tomorrow, requires collaboration:
a collaboration that is based on creating an impact
now because the market demands it, while having
the trust, shared values and fortitude required
to rapidly innovate to increase value for the future."**

$331 million, 30% to 35% above fiscal 2004. As a result of increased operating leverage, our guidance for earnings per diluted share implies 41% to 44% growth over fiscal 2004 to a range of $1.00 to $1.02 for fiscal 2005, not including the impact of any future incentive bonus revenues.

Our consecutive years of success have positioned us as the market leader in a large, growing and underpenetrated market. We believe that there is a total health plan constituency of 22 million lives in the commercial, self-insured employer and Medicare + Choice markets. We estimate that only 9.1% of this market is being serviced by disease management programs with our share at approximately 5.9%. As important, only 25% of American Healthways customers are "fully penetrated" with our programs. This landscape of opportunity will continue to grow with the potential addition of approximately 14 million prospective lives following the anticipated success of the Phase I pilots and the eventual roll-out of Phase II of the Chronic Care Improvement Program provision of the Medicare Modernization Act. With the bulk of baby-boomers heading into middle-age, there seems to be little end in sight for the opportunity to improve health outcomes and reduce health care costs.



Left to Right–
Matthew Kelliher, Executive Vice President; Robert E. Stone, Executive Vice President and Chief Strategy Officer; Mary D. Hunter, Executive Vice President; James E. Pope, M.D., Executive Vice President and Chief Medical Officer; Ben R. Leedle, Jr., President and Chief Executive Officer; Mary A. Chaput, Executive Vice President and Chief Financial Officer; Donald B. Taylor, Executive Vice President and Chief Operating Officer

So, here are some concluding thoughts: As illustrated in the following pages, there is an effective and compassionate way to improve health outcomes and reduce the cost of care. We have demonstrated the ability to bend the trend of a health plan's rising medical costs with our current programs. Within our embrace, we see the alignment of key stakeholders around a common value proposition. We see large numbers of people and their care providers willing to modify their individual and collective behaviors toward a healthier lifestyle, resulting in significant cost savings. We see this because we calculate those savings for our customers to be nearly one billion dollars since 1996. Health care is not broken here.

"It speaks to our ability to see a different way and execute consistently our plans to deliver on that vision."

American Healthways' past and future success is firmly rooted in our value proposition, our recognition of the primacy of the patient-physician relationship, and our commitment to understanding and meeting the needs of our stakeholders through creating and maintaining effective human connections. It is fueled by a company of colleagues who refuse to deliver anything but excellence, regardless of the challenges, for which I am grateful everyday. We are proud of our financial success over the past five years. It speaks to our ability to see a different way and execute consistently our plans to deliver on that vision. But the true measure of our success is best reflected in the perspective of those stakeholders we strive to serve every day.

I am delighted, therefore, to be able to use this year's Annual Report as a platform for those stakeholder perspectives and as a way for each of you to see beyond the numbers into the heart and soul of our enterprise. There is, I believe, no better way to assure you that the successes of the past five years are merely a glimpse into what we believe we will the successes of the future.

Sincerely,

Ben R. Leedle, Jr.
President and Chief Executive Officer

"I'm not alone anymore."



Too often, people with health conditions feel alone in a crowd. Frequently, they are frightened, confused, angry. The doctor is there. The health plan is there. The employer is there. Still, parts of the system are disconnected, not coordinated sufficiently to embrace, educate, encourage and guide the individual over a long enough period of time to effect a positive outcome.

"There was one time I had been in to see my doctor, and I was at a low point. I thought I needed more help on balancing the two different problems. And the very next day, the program nurse called me. She said, 'Is there anything I can help you with?' I said, 'I sure hope so.' So I laid out what I was going through. And I got the best help. It was for me. She knew what she was talking about. And I've had very good conversations after that. A lot of follow-up, which I need. I really felt this was geared just for me. She's calling hundreds, I'm sure. But that phone call was geared to me."

Jane
An American Healthways program member



Dr. Alan Sokolow, vice president and chief medical officer of Empire Blue Cross Blue Shield, explains, "One of the key objectives of disease management is to help ensure the patient can understand and follow the doctor's orders."

American Healthways nurses and clinicians reach out to well over a million people, establishing a relationship of trust. They remove the fear, the anxiety, the feeling of aloneness. They build on that trust to educate, encourage and guide each individual toward healthier behavior. They fill gaps in the system by coordinating care between the doctor, the patient and the health plan.

"A lot of us thought disease management was about education, awareness and making tools available to people to better manage their health care," acknowledges Christopher M. Coloian, an industry veteran and vice president of disease management for CIGNA.

"What I've learned is that it's really about an interpersonal commitment – nurse to member. It's a trusting relationship, and that trusting relationship is as powerful as the medications the individual is getting."

He isn't alone in his view.

Vice President of Compensation and Benefits at Lowe's, Bob Ihrie has reached a similar conclusion: "An ongoing relationship that gives members a confidence level that builds up over repeated interactions. That's the whole key to disease management."

It also helps explain why the quality of care delivery improves.

"When someone who's chronically ill makes a commitment to a nurse to do something to help themselves, that's stronger than the commitment they make to themselves. When they do that, they move down the road to better compliance," Coloian notes.

That's the American Healthways embrace at work.

"You're managing people's lives in a very personal and direct way," adds Blue Cross Blue and Blue Shield of Minnesota's Senior Vice President Richard Neuner. "We're seeing improvements in populations. We're seeing reductions in emergency room use and hospitalizations. And we're seeing qualitative improvements in people's lives."

Healthier plan members make for lower health plan costs.

Christopher M. Coloian
Vice President of Disease Management
CIGNA


health


plan

"Our unique social wiring means that when we make a commitment to someone else, we honor it more than the commitments we make to ourselves."





Bob Ihrie
Vice President of Compensation
and Benefits
Lowe's

employer

At Lowe's, the home improvement retailer with 165,000 employees nationwide, the introduction of a disease management program has assisted in decelerating the rate of health care cost increases from double digits back in 2002 to the "5 to 6 percent range," according to Ihrie.

Lowe's blazed a new health care path two years ago by becoming the first self-insured Preferred Provider Organization to offer disease management.

"The philosophical underpinnings of the effort," Ihrie says, was a belief that "directing more resources and attention to people who have chronic conditions, and therefore incur more of the medical plan costs, could be a help to both them and to the plan."

At the time, though, empirical data on disease management's effect on total health care costs and workforce productivity were scant. But that didn't stop Lowe's from forging ahead.

"Lowe's doesn't mind being on the leading edge," points out George Wagoner, the Mercer Human Resources Consulting principal who brokered the Lowe's deal with CIGNA and American Healthways. "Lowe's is interested in doing the right thing, even if it's unusual."

It paid off – in spades. Over the past two years, Lowe's has gotten a better than 4:1 return on its investment, thanks in part to a 97 percent acceptance and continuation rate among members.

"We've learned that it is possible – even in health care – to have a real win-win situation: better quality care at a lower cost with improved employee satisfaction. This certainly has been one for us."

"The American Healthways disease management program has enhanced the quality of care delivery."

Empire Blue Cross Blue Shield enlisted the help of American Healthways to deliver a solution to a large base of major employers who were looking for disease management programs with guarantees for a return on investment.

"We've been able to enhance the quality of care delivery for our plan," says Dr. Sokolow, reflecting on the program's early success. "And for the entire population of members we have under management with American Healthways, the costs, as we measure them, are being reduced."

He notes that these cost savings are a natural by-product of better quality, more timely care.

"Our programs are designed to maintain and improve our members' health," says Dr. Sokolow. "We are reducing hospitalizations as well as the uncoordinated care sometimes delivered through the emergency room or by a variety of providers who haven't been brought together for a cohesive approach to the patient's problems."

Empire has enjoyed a very high response rate among members who are eligible for the program. "We're talking 80-plus percent," Dr. Sokolow estimates. The health plan continues to monitor quality benchmarks as well as member satisfaction to maintain and improve outcomes and to keep members engaged and motivated.

As for Empire's customers, Dr. Sokolow notes, "They are quite happy with the idea that they can get better quality care for their employees and save money at the same time."

Dr. Alan Sokolow
Vice President and Chief Medical Officer
Empire Blue Cross Blue Shield



"The fact that American Healthways has expertise in multiple conditions rather than just specializing in one was attractive to us, because not only did they address the high-cost conditions that we had already identified, but we were able to avoid contracting with multiple disease management vendors."



Here's yet another, not unfamiliar story: The State of Minnesota found itself in a financial bind. It was being pinched on one side by rising health care costs associated with an aging, 50,000-employee workforce and on the other by budgetary constraints that were necessitating cost-cutting.

"When we analyzed our need for disease management," explains Ricka Stenerson, Minnesota's manager of health risk, "a lot of it was based on the age of our group and knowing that chronic disease was playing a bigger and bigger role in driving our costs.

"That's why when we heard of the opportunity to work with Blue Cross and Blue Shield of Minnesota and American Healthways, we wanted to be on board right away.

"The initial outcomes measures and reports demonstrate a positive return on investment our first year, and that's what we were trying to achieve," she adds. "We're happy with the results and look forward to the continued impact of these programs on our bottom line."

U.S. Bancorp is another employer looking to lower health care costs and improve the health of its 51,000 employees at the same time.

"To our employee population," says U.S. Bancorp Vice President of Benefit Plan Design Ed Caillier, "it's a positive program in that they see the company is concerned not only about controlling costs, but also concerned about improving their health and productivity."

"The primary driving factor from our standpoint was being able to reduce our costs, and it appears that we're doing that," he added.

With the assistance of consultants Watson Wyatt, U.S. Bancorp identified subsets of its population that were driving high-cost claims, and this led to consideration of disease management for diabetes and heart conditions as a cost-control measure.

"People are better able to manage their health and maintain or improve their productivity at work, and U.S. Bancorp saves money. So it's win-win for both the company and the member.

"Our ability to ensure that we could, at the very least, pay for the program with cost savings and ideally reduce our health care costs were key issues for us," Caillier notes.

U.S. Bancorp didn't have long to wait. Preliminary first-year results show a 2.4:1 return on investment.



Ricka Stenerson
Manager of Health Risk Management
State of Minnesota

employer



"We don't consider it outsourcing. We consider it co-sourcing."

Richard Neuner
Senior VP & Chief Marketing Officer
Blue Cross and Blue Shield of Minnesota



"Care support will continue to grow as an important aspect of helping to control health care costs," Caillier predicts. "The more evidence American Healthways and others can present of significant return on investment, the more companies will be attracted to the programs."

Even if disease management is a concept whose time has come, why do so many health plans choose American Healthways?

"Instant credibility," replies Richard Neuner of Blue Cross and Blue Shield of Minnesota. "When we go to the market and start talking with our customers about disease management and our relationship with American Healthways, we don't have to spend time explaining who this company is. We have instant credibility. That's one of the benefits of working with American Healthways."

Consider, too, the experience of Empire Blue Cross Blue Shield, whose clients wanted a disease management program with reassurances and even guarantees of financial savings, as well as quality benchmarks.

"We looked at half a dozen of the leaders in the disease management industry," explains Dr. Sokolow, who is responsible for developing programs and services for Empire's 4.9 million members, "and at the end of a very lengthy and extensive process, we picked American Healthways.

"We felt American Healthways had the best combination of clinical expertise, the ability to manage their call center activities and case manager interventions, and the best ability to measure and report on the financial results."

"What makes American Healthways stand out," confides CIGNA's Coloian, "is their operational excellence, their clinical information system, their state-of-the-art call centers, their results and ability to drive them, their management team, and their financial health. They continue to be innovative in an industry that's growing rapidly."

And what has the whole experience taught health insurers?

Neuner speaks for many in the health plan industry when he says, "I've learned that it's critically important to have the right partner - someone who's willing to be flexible and can grow with you when things change.... And American Healthways has always been there."

Year ended and at August 31,	2004[4]	2003	2002	2001	2000
(In thousands, except per share data)					
Operating Results: [1]					
Revenues	$ 245,410	$ 165,471	$ 122,762	$ 75,121	$ 53,030
Cost of services	156,462	106,130	84,845	55,466	41,232
Gross margin	88,948	59,341	37,917	19,655	11,798
Selling, general and administrative expenses	23,686	16,511	12,726	8,218	7,529
Depreciation and amortization	18,450	10,950	7,271	5,656	3,621
Interest	3,509	569	370	114	22
	45,645	28,030	20,367	13,988	11,172
Income before income taxes	43,303	31,311	17,550	5,667	626
Income tax expense	17,245	12,837	7,195	2,510	478
Net income	$ 26,058	$ 18,474	$ 10,355	$ 3,157	$ 148
Basic income per share: [2]	$ 0.81	$ 0.60	$ 0.35	$ 0.12	$ 0.01
Diluted income per share: [2]	$ 0.75	$ 0.56	$ 0.32	$ 0.11	$ 0.01
Weighted average common shares and equivalents: [2]					
Basic	32,264	31,048	29,945	25,872	24,807
Diluted	34,632	33,010	32,188	28,119	25,906
Balance Sheet Data: [1]					
Cash and cash equivalents	$ 52,187	$ 35,956	$ 23,924	$ 12,376	$ 7,025
Working capital	54,936	47,047	24,295	13,051	5,861
Total assets	251,747	140,013	118,017	71,500	45,339
Long-term debt	36,562	109	514	–	–
Other long-term liabilities	5,992	4,662	3,568	3,444	3,009
Stockholders' equity	155,435	112,431	88,809	54,116	29,956
Other Operating Data:					
Actual lives under management [3]	1,335,000	852,000	579,000	260,000	213,000
Annualized revenue in backlog	$ 15,200	$ 12,200	$ 27,600	$ 3,360	$ 3,120

[1] *Certain items in prior periods have been reclassified to conform to current classifications.*
[2] *Restated to reflect the effect of the November 2001 three-for-two stock split and the December 2003 two-for-one stock split.*
[3] *Restated to include the Company's hospital-based diabetes patients.*
[4] *Includes operating results, balance sheet data, and other operating data of StatusOne Health Systems, Inc. ("Status One"), which was acquired on September 5, 2003.*

Overview

Founded in 1981, American Healthways, Inc. (the "Company") provides specialized, comprehensive care enhancement and disease management services to health plans and hospitals in all 50 states, the District of Columbia, Puerto Rico, and Guam. These services include, but are not limited to:

- providing members with educational materials and personal interactions with highly trained nurses;
- incorporating current evidence-based clinical guidelines in interventions to optimize patient care;
- developing care support plans and motivating members to set attainable goals for themselves;
- providing local market resources to address acute episode interventions; and
- coordinating members' care with local health care providers.

Our integrated care enhancement programs serve entire health plan populations through member and physician care support interventions, advanced neural network predictive modeling, and a confidential, secure Internet-based application that provides patients and physicians with individualized health information. Our programs enable health plans to develop relationships with all of their members, not just the chronically ill, and to identify those at highest risk for a health problem, allowing for early interventions.

Our programs are designed to help people lead healthier lives by making sure they understand and follow doctors' orders, are aware of and can recognize early warning signs associated with a major health episode, and are setting achievable goals for themselves to exercise more, lose weight, quit smoking or otherwise improve their current health status.

We believe that our patient and physician support regimens, delivered and/or supervised by a multi-disciplinary team, have demonstrated that they assist in providing effective care for the treatment of the disease or condition, which will improve the health status of the enrollee populations with the disease or condition and reduce both the short-term and long-term health care costs for these enrollees.

Our integrated care enhancement product line includes programs for people with diabetes, coronary artery disease, heart failure, asthma, chronic obstructive pulmonary disease ("COPD"), end-stage renal disease, cancer, chronic kidney disease, acid-related stomach disorders, atrial fibrillation, decubitus ulcer, fibromyalgia, hepatitis C, inflammatory bowel disease, irritable bowel syndrome, low-back pain, osteoarthritis, osteoporosis, urinary incontinence, and high-risk population management. We design our programs to create and maintain key desired behaviors of each population and of the providers who care for them to improve member health status, thereby reducing health care costs. The programs incorporate all interventions necessary to optimize patient care and are based on the most up-to-date, evidence-based clinical guidelines.

The flexibility of our programs allows customers to enter the disease management and care enhancement market at the level they deem appropriate for their organization. Customers may select a single chronic disease approach, a multiple chronic disease approach, or a total-population approach where people with more than one disease or condition get the benefit of multiple programs at a single cost.

As of August 31, 2004, we had contracts with 43 health plans to provide 122 disease management and care enhancement program services to their eligible members and also had 49 contracts to provide our services at 67 hospitals.

We have seen increasing demand for our care enhancement and disease management services from health plans' administrative services only ("ASO") customers. ASO customers are typically self-insured employers for which our health plan customers do not assume risk but provide primarily administrative claim and health network access services. Signed contracts between these self-insured employers and our health plan customers are incorporated in our contracts with our health plan customers, and these program-eligible members are included in the actual lives under management, when appropriate.

Highlights of Fiscal 2004 Performance

- Revenues increased 48.3% over fiscal 2003.
- Net income increased 41.1% over fiscal 2003.
- Actual lives under management increased 56.7% from the end of fiscal 2003 to the end of fiscal 2004, which included a 173.5% increase in ASO actual lives under management.

Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, which are based upon current expectations and involve a number of risks and uncertainties. In order for us to use the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution you

that the following important factors, among others, may affect these forward-looking statements. Consequently, actual operations and results may differ materially from those expressed in the forward-looking statements. The important factors include:

- our ability to sign and implement new contracts for disease management services and care enhancement services;
- the timing and costs of implementation, and the effect, of regulatory rules and interpretations relating to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003;
- the risks associated with a significant concentration of our revenues with a limited number of customers;
- our ability to effect cost savings and clinical outcomes improvements under disease management and care enhancement contracts and reach mutual agreement with customers with respect to cost savings, or to effect such savings and improvements within the time frames contemplated by us;
- our ability to accurately forecast performance and the timing of revenue recognition under the terms of our contracts ahead of data collection and reconciliation in order to provide forward-looking guidance;
- our ability to collect contractually earned performance incentive bonuses;
- the ability of our customers to provide timely and accurate data that is essential to the operation and measurement of our performance under the terms of our health plan contracts;
- our ability to favorably resolve contract billing and interpretation issues with our customers;
- our ability to integrate the operations of StatusOne and other acquired businesses or technologies into our business;
- our ability to service our debt and make principal and interest payments as those payments become due;
- our ability to develop new products and deliver outcomes on those products;
- our ability to effectively integrate new technologies and approaches, such as those encompassed in our care enhancement initiatives or otherwise licensed or acquired by us, into our care enhancement platform;
- our ability to renew and/or maintain contracts with our customers under existing terms or restructure these contracts on terms that would not have a material negative impact on our results of operations;
- our ability to implement our care enhancement strategy within expected cost estimates;
- our ability to obtain adequate financing to provide the capital that may be necessary to support the growth of our operations and to support or guarantee our performance under new contracts;
- unusual and unforeseen patterns of health care utilization by individuals with diabetes, cardiac, respiratory and/or other diseases or conditions for which we provide services, in the health plans with which we have executed a disease management contract;
- the ability of the health plans to maintain the number of covered lives enrolled in the plans during the terms of our agreements with the health plans;
- our ability to attract and/or retain and effectively manage the employees required to implement our agreements;
- the impact of litigation involving the Company;
- the impact of future state and federal health care and other applicable legislation and regulations on our ability to deliver our services and on the financial health of our customers and their willingness to purchase our services;
- current geopolitical turmoil and the continuing threat of domestic or international terrorism;
- general worldwide and domestic economic conditions and stock market volatility; and
- other risks detailed in the Company's other filings with the Securities and Exchange Commission.

We undertake no obligation to update or revise any such forward-looking statements.

Critical Accounting Policies

We describe our accounting policies in Note 1 of the Notes to the Consolidated Financial Statements. We prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and judgments that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

We believe the following accounting policies are the most critical in understanding the judgments that we use in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

We generally determine our contract fees by multiplying a contractually negotiated rate per health plan member per month ("PMPM") by the number of health plan members covered by the Company's services during the month. We set the PMPM rates during contract negotiations with customers based on the value we expect our programs to create and a sharing of that value between the customer and the Company. In some contracts, the PMPM rate may differ between the health plan's lines of business (e.g., Preferred Provider Organizations ("PPO"), Health Maintenance Organizations ("HMO"), Medicare+Choice). Contracts generally range from three to seven years with provisions for subsequent renewal.

Some contracts provide that a portion (up to 100%) of our fees may be refundable to the customer ("performance-based") if our programs do not achieve, when compared to a baseline year, a targeted percentage reduction in the customer's health care costs and selected clinical and/or other criteria that focus on improving the health of the members. Approximately 12% of revenues recorded during the year ended August 31, 2004 were performance-based and are subject to final reconciliation. We anticipate that this percentage will fluctuate due to the timing of data reconciliation, which varies according to contract terms, revenue recognition associated with performance-based fees, and the level of performance-based fees in new contracts.

A limited number of contracts also provide opportunities for us to receive incentive bonuses in excess of the contractual PMPM rate if we exceed contractual performance targets.

We bill our customers each month for the entire amount of the fees contractually due for the prior month's enrollment, which typically includes the amount, if any, that is performance-based and may be subject to refund should we not meet performance targets. Contractually, we cannot bill for any incentive bonuses until after contract settlement.

We recognize revenue as follows: 1) we recognize the fixed portion of the monthly fees as revenue during the period we perform our services; 2) we recognize the performance-based portion of the monthly fees based on our performance to date in the contract year; and 3) we recognize additional incentive bonuses based on our performance to date in the contract year, to the extent we consider such amounts collectible.

We assess our level of performance based on medical claims and other data that the health plan customer is contractually required to supply each month. A minimum of four to six months' data is typically required for us to measure performance. In assessing our performance, we may include estimates such as medical claims incurred but not reported and a health plan's medical cost trend compared to a baseline year. In addition, we may also provide contractual reserves, when appropriate, for billing adjustments at contract reconciliation.

If data from the health plan is insufficient or incomplete to measure performance, or interim performance measures indicate that we are not meeting performance targets, we do not recognize performance-based fees subject to refund as revenues but instead record them in a current liability account "contract billings in excess of earned revenue". If we do not meet performance levels by the end of the contract year, we are contractually obligated to refund some or all of the performance-based fees. We would only reverse revenues that we had already recognized if performance to date in the contract year, previously above targeted levels, dropped below targeted levels due to subsequent adverse performance and/or adjustments in contractual reserves.

During the settlement process under a contract, which generally occurs six to eight months after the end of a contract year, we settle any performance-based fees and reconcile health care claims and clinical data. Data reconciliation differences, for which we provide contractual allowances until we reach agreement with respect to identified issues, can arise between the customer and us due to health plan data deficiencies, omissions, and/or data discrepancies.

Impairment of Intangible Assets and Goodwill

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, we review goodwill for impairment on an annual basis or more frequently whenever events or circumstances indicate that the carrying value may not be recoverable.

If we determine that the carrying value of goodwill is impaired based upon an impairment review, we calculate any impairment using a fair-value-based goodwill impairment test as required by SFAS No. 142. Fair value is the amount at which the asset could be bought or sold in a current transaction between two willing parties. We estimate fair value using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flows, or multiples of earnings or revenues performance measures.

We amortize other identifiable intangible assets, such as acquired technologies and customer contracts, on the straight-line method over their estimated useful lives, except for trade names, which have an indefinite life and are not subject to amortization. We review intangible assets not subject to amortization on an annual basis or more frequently whenever events or circumstances indicate that the assets might be impaired. We assess the potential impairment of intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

If we determine that the carrying value of other identifiable intangible assets may not be recoverable, we calculate any impairment using an estimate of the asset's fair value based on the projected net cash flows expected to result from that asset, including eventual disposition.

Future events could cause us to conclude that impairment indicators exist and that goodwill and/or other intangible assets associated with our acquired businesses are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Business Strategy

Our primary strategy is to develop new and to expand existing relationships with health plans to provide disease management and care enhancement services, including assisting these health plans in creating value for their large self-insured customers. We plan to use our scaleable state-of-the-art care enhancement centers and medical information content and technologies to gain a competitive advantage in delivering our disease management and care enhancement services.

In addition, we expect to continue adding services to our product mix that extend our programs beyond a chronic disease focus and provide care enhancement services to individuals who currently have, or face the risk of developing, one or more additional conditions. We believe that we can achieve improvements in care, and therefore significant cost savings, by providing care enhancement programs to members with these additional selected diseases and conditions, which will enable us to address a larger percentage of a health plan's population and total health care costs.

We anticipate that we will incur significant costs during fiscal 2005 to enhance and expand our clinical programs and data reporting systems, enhance our information technology support, integrate StatusOne's information systems, and open additional care enhancement centers as needed. We may add some of these new capabilities and technologies through strategic alliances with other entities, one or more of which we may make minority investments in or acquire for stock or cash.

Business Acquisitions

On September 5, 2003, we acquired StatusOne, a provider of health management services for high-risk populations of health plans and integrated systems nationwide through the merger of our wholly-owned subsidiary with and into StatusOne in accordance with the terms of an Agreement and Plan of Merger (the "Merger Agreement"). The addition of StatusOne expands our product offerings and provides additional opportunities for initiating and expanding total-population care management programs with health plans.

We paid an aggregate purchase price for StatusOne of approximately $65.6 million, which we funded through a $60.0 million term loan (the "Term Loan") and cash of $5.6 million. At the closing, we delivered $5.0 million of the purchase price into an escrow account under the terms and conditions of a separate escrow agreement to secure certain obligations of the former stockholders under the terms of the Merger Agreement. Subsequent to fiscal 2004 year-end, all conditions and obligations of the escrow agreement were satisfied, and the $5.0 million was distributed in accordance with the terms of the escrow agreement. The former stockholders of StatusOne received $3.7 million, and we received the remaining $1.3 million.

Pursuant to an earn-out agreement executed in connection with the acquisition of StatusOne (the "Earn-Out Agreement"), we were obligated to pay the former stockholders of StatusOne up to $12.5 million in additional purchase price, payable either in cash or common stock at our discretion, if StatusOne achieved certain revenue targets during the one-year period immediately following the acquisition (the "Earn-Out Period"). Because StatusOne did not achieve the revenue targets established in the Earn-Out Agreement, we did not pay any additional purchase price related to the Earn-Out Agreement.

The purchase price was preliminarily allocated to the related assets acquired and liabilities assumed based upon their respective fair values and is subject to adjustments, primarily related to any additional purchase price attributable to StatusOne's results during the Earn-Out Period and settlement of the escrow. The purchase price paid in excess of the fair value of identifiable net assets was $49.1 million.

Results of Operations

The following table shows the components of the statements of operations for the years ended August 31, 2004, 2003 and 2002 expressed as a percentage of revenues.

	Year ended August 31,		
	2004	2003	2002
Revenues	100.0%	100.0%	100.0%
Cost of services	63.8%	64.1%	69.1%
Gross margin	36.2%	35.9%	30.9%
Selling, general and administrative expenses	9.7%	10.0%	10.4%
Depreciation and amortization	7.5%	6.6%	5.9%
Interest expense	1.4%	0.3%	0.3%
Income before income taxes	17.6%	19.0%	14.3%
Income tax expense	7.0%	7.8%	5.9%
Net income	10.6%	11.2%	8.4%

Revenues

Revenues increased 48.3% and 34.8%, respectively, for fiscal 2004 and fiscal 2003 over the prior fiscal years primarily due to increases in new contracts, increases in new programs and increased membership in existing contracts, and the acquisition of StatusOne on September 5, 2003. Excluding StatusOne revenues of $25.4 million in fiscal 2004, revenues would have increased 32.9% in fiscal 2004 compared to fiscal 2003.

Excluding the acquisition of StatusOne, revenues increased from fiscal 2003 to 2004 primarily due to an increase in the ASO actual lives under management from 132,000 at August 31, 2003 to 361,000 at August 31, 2004, resulting from increasing demand for our care enhancement services from self-insured employers who contract with our health plan customers; existing health plan customers adding new programs; the signing of new health plan contracts during fiscal 2003 and 2004; and increased membership in customers' existing programs. In addition, the increase in revenues for fiscal 2004 compared to fiscal 2003 was also partially attributable to the renegotiation of one contract at the beginning of fiscal 2004 for which we did not recognize any revenue in fiscal 2003 because we were unable to measure performance due to contracting terms and outcomes measurement provisions unique to this contract.

Revenues increased from fiscal 2002 to 2003 primarily due to existing health plan customers adding new programs; the signing of new health plan contracts during fiscal 2002 and 2003; and growth in our ASO actual lives under management from approximately 22,000 at the end of fiscal 2002 to 132,000 at the end of fiscal 2003, resulting from increasing demand for our care enhancement services from self-insured employers who contract with our health plan customers.

We anticipate that fiscal 2005 revenues will increase over fiscal 2004 revenues primarily due to the expansion of existing contracts, increasing demand for our care enhancement services from self-insured employers who contract with our health plan customers, and anticipated new health plan contracts. We also anticipate that the level of contract performance incentive bonus revenues will decline from the $2.5 million recorded in fiscal 2004 as we have restructured existing contracts in the last two fiscal years to eliminate incentive bonus opportunities in return for lower performance-based fee risk, longer contract terms, and more programs.

Cost of Services

Cost of services as a percentage of revenues decreased to 63.8% for fiscal 2004 compared to 64.1% for fiscal 2003. Excluding contract performance incentive bonus revenues, which decreased from $5.3 million for fiscal 2003 to $2.5 million for fiscal 2004, cost of services as a percentage of revenues would have decreased to 64.4% from 66.3% for fiscal 2004 and 2003, respectively, primarily as a result of increased capacity utilization, economies of scale, and productivity enhancements, as well as a lower employee bonus accrual in fiscal 2004 over fiscal 2003 because we did not achieve certain internal targets in fiscal 2004 on which the employee bonus was based.

Results of Operations

The following table shows the components of the statements of operations for the years ended August 31, 2004, 2003 and 2002 expressed as a percentage of revenues.

	Year ended August 31,		
	2004	2003	2002
Revenues	100.0%	100.0%	100.0%
Cost of services	63.8%	64.1%	69.1%
Gross margin	36.2%	35.9%	30.9%
Selling, general and administrative expenses	9.7%	10.0%	10.4%
Depreciation and amortization	7.5%	6.6%	5.9%
Interest expense	1.4%	0.3%	0.3%
Income before income taxes	17.6%	19.0%	14.3%
Income tax expense	7.0%	7.8%	5.9%
Net income	10.6%	11.2%	8.4%

Revenues

Revenues increased 48.3% and 34.8%, respectively, for fiscal 2004 and fiscal 2003 over the prior fiscal years primarily due to increases in new contracts, increases in new programs and increased membership in existing contracts, and the acquisition of StatusOne on September 5, 2003. Excluding StatusOne revenues of $25.4 million in fiscal 2004, revenues would have increased 32.9% in fiscal 2004 compared to fiscal 2003.

Excluding the acquisition of StatusOne, revenues increased from fiscal 2003 to 2004 primarily due to an increase in the ASO actual lives under management from 132,000 at August 31, 2003 to 361,000 at August 31, 2004, resulting from increasing demand for our care enhancement services from self-insured employers who contract with our health plan customers; existing health plan customers adding new programs; the signing of new health plan contracts during fiscal 2003 and 2004; and increased membership in customers' existing programs. In addition, the increase in revenues for fiscal 2004 compared to fiscal 2003 was also partially attributable to the renegotiation of one contract at the beginning of fiscal 2004 for which we did not recognize any revenue in fiscal 2003 because we were unable to measure performance due to contracting terms and outcomes measurement provisions unique to this contract.

Revenues increased from fiscal 2002 to 2003 primarily due to existing health plan customers adding new programs; the signing of new health plan contracts during fiscal 2002 and 2003; and growth in our ASO actual lives under management from approximately 22,000 at the end of fiscal 2002 to 132,000 at the end of fiscal 2003, resulting from increasing demand for our care enhancement services from self-insured employers who contract with our health plan customers.

We anticipate that fiscal 2005 revenues will increase over fiscal 2004 revenues primarily due to the expansion of existing contracts, increasing demand for our care enhancement services from self-insured employers who contract with our health plan customers, and anticipated new health plan contracts. We also anticipate that the level of contract performance incentive bonus revenues will decline from the $2.5 million recorded in fiscal 2004 as we have restructured existing contracts in the last two fiscal years to eliminate incentive bonus opportunities in return for lower performance-based fee risk, longer contract terms, and more programs.

Cost of Services

Cost of services as a percentage of revenues decreased to 63.8% for fiscal 2004 compared to 64.1% for fiscal 2003. Excluding contract performance incentive bonus revenues, which decreased from $5.3 million for fiscal 2003 to $2.5 million for fiscal 2004, cost of services as a percentage of revenues would have decreased to 64.4% from 66.3% for fiscal 2004 and 2003, respectively, primarily as a result of increased capacity utilization, economies of scale, and productivity enhancements, as well as a lower employee bonus accrual in fiscal 2004 over fiscal 2003 because we did not achieve certain internal targets in fiscal 2004 on which the employee bonus was based.

Cost of services as a percentage of revenues decreased to 64.1% for fiscal 2003, compared to 69.1% for fiscal 2002. Excluding contract performance incentive bonus revenues, which increased $0.7 million for fiscal 2003 compared to fiscal 2002, cost of services as a percentage of revenues would have decreased to 66.3% from 71.8% for fiscal 2003 and 2002, respectively, primarily as a result of increased capacity utilization, economies of scale, and productivity enhancements.

We anticipate that fiscal 2005 cost of services will increase over fiscal 2004 primarily as a result of increased operating staff required for expected increases in demand for our services, increased indirect staff costs associated with the continuing development and implementation of our care enhancement services, and increases in information technology and other support staff and costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses as a percentage of revenues decreased to 9.7% for fiscal 2004 compared to 10.0% for fiscal 2003. Excluding contract performance incentive bonus revenues, which decreased $2.8 million for fiscal 2004 compared to fiscal 2003, selling, general and administrative expenses as a percentage of revenues would have decreased to 9.7% for fiscal 2004 from 10.3% for fiscal 2003, primarily due to a decrease in costs related to marketing and branding campaigns, partially offset by a $0.8 million increase in stock-based compensation expense resulting from the grant, which was subject to stockholder approval, of stock options to two new directors of the Company in June 2003. Such approval was obtained at the Annual Meeting of Stockholders in January 2004, at which time the options were issued.

Selling, general and administrative expenses as a percentage of revenues decreased to 10.0% for fiscal 2003 compared to 10.4% for fiscal 2002. Excluding contract performance incentive bonus revenues, which increased $0.7 million for fiscal 2003 compared to fiscal 2002, selling, general and administrative expenses as a percentage of revenues would have decreased to 10.3% from 10.8% for fiscal 2003 and 2002, respectively, primarily because of our ability to more effectively leverage our selling, general and administrative expenses as a result of growth in our operations.

We anticipate that selling, general and administrative expenses for fiscal 2005 will increase over fiscal 2004 primarily due to increased indirect support costs for our existing and anticipated new and expanded health plan contracts.

Depreciation and Amortization

Depreciation and amortization expense for fiscal 2004 increased 68.5% over fiscal 2003 primarily due to amortization expense related to StatusOne intangible assets and increased depreciation and amortization expense associated with equipment, software development, leasehold improvements, and computer-related capital expenditures. We made these capital expenditures to enhance our health plan information technology capabilities, open two new care enhancement centers, and expand our corporate office and one existing care enhancement center during fiscal 2004.

Depreciation and amortization expense for fiscal 2003 increased 50.6% over fiscal 2002 primarily due to increased depreciation and amortization expense associated with equipment, software development, and computer-related capital expenditures. We made these capital expenditures to enhance our health plan information technology capabilities, open a new care enhancement center, and expand our corporate office and two existing care enhancement centers during fiscal 2003.

We anticipate that depreciation and amortization expense for fiscal 2005 will increase over fiscal 2004 primarily as a result of additional capital expenditures associated with expected increases in demand for our services and growth and improvement in our information technology capabilities.

Interest Expense

Interest expense for fiscal 2004 increased $2.9 million compared to fiscal 2003 primarily due to interest costs related to a $60.0 million term loan incurred in connection with the acquisition of StatusOne (described more fully in "Liquidity and Capital Resources" below), offset slightly by decreased fees associated with a reduction in outstanding letters of credit to support certain contractual requirements to repay fees in the event we do not perform at target levels and do not repay the fees due in accordance with the contract terms.

Interest expense for fiscal 2003 increased $0.2 million compared to fiscal 2002. The increase was primarily due to fees associated with an increase in outstanding letters of credit. We obtained these letters of credit to support

certain contractual requirements to repay fees in the event we do not perform at established target levels and do not repay the fees due in accordance with the terms of certain contracts. Interest expense also increased because we wrote off certain deferred loan costs associated with our previous credit facility.

Income Tax Expense

The Company's effective tax rate decreased to 39.8% for fiscal 2004 compared to 41.0% for fiscal 2003 and 2002, primarily as a result of the Company's geographic mix of earnings, which involves the impact of state income taxes, and other factors. The differences between the statutory federal income tax rate of 35.0% and the Company's effective tax rate are due primarily to the impact of state income taxes and certain non-deductible expenses for income tax purposes.

Liquidity and Capital Resources

Cash and cash equivalents increased $16.2 million during fiscal 2004 to $52.2 million at August 31, 2004 from $36.0 million at August 31, 2003. The increase was primarily due to cash flow from operations and proceeds from borrowings under our credit facility related to the StatusOne acquisition, partially offset by capital expenditures, business acquisitions, and payments of long-term debt.

Operating activities for fiscal 2004 generated $53.5 million in cash flow from operations compared to $26.9 million for fiscal 2003. The increase in operating cash flow of $26.6 million resulted primarily from an increase in net income as well as increased adjustments to net income attributable to stock option exercise tax benefits, increases in non-cash expenses, and an increase in accounts payable associated with capital expenditures for upgrades to hardware in support of core business functions. These increases to cash flow from operations were partially offset by an increase in accounts receivable primarily due to growth in revenues and a decrease in accrued salaries and benefits primarily related to the payment in fiscal 2004 of fiscal 2003 employee bonuses.

Investing activities during fiscal 2004 used $85.2 million in cash primarily due to the acquisition of StatusOne, the opening of two new care enhancement centers, the expansion of an existing care enhancement center, the expansion of the corporate office, and investments in our health plan information technology capabilities. Financing activities for fiscal 2004 provided $48.0 million in cash primarily due to net proceeds from borrowings under our credit facility related to the acquisition of StatusOne and the exercise of stock options, offset by payments on long-term debt and debt issuance costs.

On September 5, 2003, in conjunction with the acquisition of StatusOne, we entered into a revolving credit and term loan agreement (the "Credit Agreement") with eight financial institutions. The Credit Agreement provides us with up to $100.0 million in borrowing capacity, including the Term Loan and a $40.0 million revolving line of credit, under a credit facility that expires on August 31, 2006. The $40.0 million revolving line of credit provides us with the ability to issue up to $40.0 million of letters of credit, provided the aggregate amounts outstanding under the revolving line of credit do not exceed $40.0 million. As of August 31, 2004, our available line of credit totaled $39.6 million.

On September 16, 2003, we entered into an interest rate swap agreement to manage our interest rate exposure. By entering into the interest rate swap agreement we effectively converted $40.0 million of floating rate debt to a fixed obligation with an interest rate of 4.99%. In September 2004, in anticipation of amending and restating our Credit Agreement, as described below, we unwound the $40.0 million interest rate swap agreement and recognized a gain of approximately $22,000.

On October 29, 2004, we entered into a First Amended and Restated Revolving Credit Loan Agreement (the "Amended Credit Agreement"). The Amended Credit Agreement provides us with up to $150.0 million in borrowing capacity, including a $75.0 million sub facility for letters of credit, under a senior revolving credit facility that expires on October 29, 2009. We repaid the outstanding principal of $48.0 million on the Term Loan with $23.0 million in cash and a $25.0 million draw on the revolving credit facility under the Amended Credit Agreement.

The Amended Credit Agreement requires us to repay the principal on any loans at the maturity date of October 29, 2009. Borrowings under the Amended Credit Agreement bear interest, at our option, at the prime rate plus a spread of 0.0% to 1.0% or LIBOR plus a spread of 1.25% to 2.25%, or a combination thereof. The Amended Credit Agreement also provides for a fee ranging between 0.25% and 0.5% of unused commitments. Substantially all of our assets are pledged as collateral for any borrowings under the credit facility.

The Credit Agreement contained, and the Amended Credit Agreement contains, similar financial covenants, which require us to maintain, as defined, minimum ratios or levels of (i) total funded debt to EBITDA, (ii) interest

coverage, (iii) fixed charge coverage, and (iv) net worth. The agreements also prohibit the payment of dividends and limits the amount of repurchases of the Company's common stock. As of August 31, 2004, we were in compliance with all of the financial covenant requirements of the Credit Agreement.

As of August 31, 2004, there was one letter of credit outstanding under the Credit Agreement for $0.4 million to support our requirement to repay fees under one health plan contract in the event we do not perform at established target levels and do not repay the fees due in accordance with the terms of the contract. We have never had a draw under an outstanding letter of credit.

During fiscal 2004, in conjunction with contractual requirements under one contract beginning on March 1, 2004, we funded an escrow account in the amount of approximately $1.5 million. We are required to deposit a percentage of all fees received from this customer during the first year of the contract into the escrow account to be used to repay fees under the contract in the event we do not perform at established target levels.

We believe that cash flow from operating activities, our available cash, and our available credit under the Amended Credit Agreement will continue to enable us to meet our contractual obligations and to fund the current level of growth in our operations for the foreseeable future. However, if expanding our operations requires significant additional financing resources, such as capital expenditures for technology improvements, additional care enhancement centers and/or letters of credit or other forms of financial assurance to guarantee our performance under the terms of new contracts, or to the extent we are required to refund performance-based fees pursuant to contract terms, we may need to raise additional capital by expanding our existing credit facility and/or issuing debt or equity. If we face a limited ability to arrange such financing, it may restrict our ability to expand our operations.

In addition, if contract development accelerates or acquisition opportunities arise that would expand our operations, we may need to issue additional debt or equity to provide the funding for these increased growth opportunities. We may also issue equity in connection with future acquisitions or strategic alliances. We cannot assure you that we would be able to issue additional debt or equity on terms that would be acceptable to us.

Contractual Obligations

The following schedule summarizes our contractual cash obligations by the indicated period as of August 31, 2004:

	Payments Due By Year Ended August 31,				
	2005	2006 - 2007	2008 - 2009	2010 and After	Total
(In $000s)					
Long-term debt [1]	$ 12,243	$ 36,339	$ 223	$ –	$ 48,805
Deferred compensation plan payments	754	1,927	882	2,038	5,601
Operating lease obligations	5,150	9,439	5,219	5,095	24,903
Other contractual cash obligations [2]	700	875	–	–	1,575
Total Contractual Cash Obligations	$ 18,847	$ 48,580	$ 6,324	$ 7,133	$ 80,884

(1) *Long-term debt consists of principal payments due under the Credit Agreement and capital lease obligations, including the current portion, and does not include future cash obligations for interest associated with our outstanding indebtedness. On October 29, 2004, we entered into the Amended Credit Agreement, which replaced the Term Loan with revolving debt and matures in 2009. See "– Liquidity and Capital Resources" for further information.*

(2) *Other commitments represent cash payments in connection with our strategic alliance agreement with Johns Hopkins University and Health System.*

Recently Issued Accounting Standards

Consolidation of Variable Interest Entities

In 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46(R), "Consolidation of Variable Interest Entities". FIN No. 46(R) requires consolidation of variable interest entities if certain conditions are met and generally applies to periods ending after March 15, 2004. The adoption of FIN No. 46(R) did not have a material impact on our financial position or results of operations.

Consolidated Balance Sheets

At August 31,	2004	2003
(In thousands, except share and per share data)		
Assets:		
Current assets:		
Cash and cash equivalents	$ 52,187	$ 35,956
Restricted cash	1,524	–
Accounts receivable, net		
Billed	33,235	18,526
Unbilled	866	7,971
Other current assets	5,976	4,267
Deferred tax asset	2,248	758
Total current assets	96,036	67,478
Property and equipment:		
Leasehold improvements	8,730	5,045
Computer equipment and related software	53,379	38,214
Furniture and office equipment	14,514	9,558
	76,623	52,817
Less accumulated depreciation	(36,796)	(25,166)
Net property and equipment	39,827	27,651
Other assets	2,456	182
Intangible assets, net	19,854	264
Goodwill, net	93,574	44,438
	$ 251,747	$ 140,013
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 10,343	$ 4,067
Accrued salaries and benefits	4,616	9,162
Accrued liabilities	4,688	2,790
Contract billings in excess of earned revenue	4,898	3,272
Income taxes payable	3,294	391
Current portion of long-term debt	12,243	389
Current portion of long-term liabilities	1,018	360
Total current liabilities	41,100	20,431
Long-term debt	36,562	109
Long-term deferred tax liability	12,658	2,380
Other long-term liabilities	5,992	4,662
Stockholders' equity		
Preferred stock		
$.001 par value, 5,000,000 shares authorized, none outstanding	–	–
Common stock		
$.001 par value, 75,000,000 and 40,000,000 shares authorized, 32,857,041 and 31,593,464 shares outstanding	33	32
Additional paid-in capital	90,980	74,070
Retained earnings	64,387	38,329
Accumulated other comprehensive income	35	–
Total stockholders' equity	155,435	112,431
	$ 251,747	$ 140,013

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

Year ended August 31,	2004	2003	2002
(In thousands, except earnings per share data)			
Revenues	$ 245,410	$ 165,471	$ 122,762
Cost of services	156,462	106,130	84,845
Gross margin	88,948	59,341	37,917
Selling, general and administrative expenses	23,686	16,511	12,726
Depreciation and amortization	18,450	10,950	7,271
Interest expense	3,509	569	370
Income before income taxes	43,303	31,311	17,550
Income tax expense	17,245	12,837	7,195
Net income	$ 26,058	$ 18,474	$ 10,355
Earnings per share:			
Basic	$ 0.81	$ 0.60	$ 0.35
Diluted	$ 0.75	$ 0.56	$ 0.32
Weighted average common shares and equivalents			
Basic	32,264	31,048	29,946
Diluted	34,632	33,010	32,188

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands)	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, August 31, 2001	$ –	$ 28	$ 44,588	$ 9,500	$ –	$ 54,116
Exercise of stock options and other	–	2	2,058	–	–	2,060
Tax benefit of option exercises	–	–	4,496	–	–	4,496
Issuance of stock in conjunction with business acquisitions	–	–	16,612	–	–	16,612
Issuance of stock in conjunction with strategic alliance	–	–	1,170	–	–	1,170
Net income	–	–	–	10,355	–	10,355
Balance, August 31, 2002	$ –	$ 30	$ 68,924	$ 19,855	$ –	$ 88,809
Exercise of stock options and other	–	2	1,720	–	–	1,722
Tax benefit of option exercises	–	–	3,426	–	–	3,426
Net income	–	–	–	18,474	–	18,474
Balance, August 31, 2003	$ –	$ 32	$ 74,070	$ 38,329	$ –	$112,431
Exercise of stock options and other	–	1	5,085	–	–	5,086
Tax benefit of option exercises	–	–	10,013	–	–	10,013
Issuance of stock in conjunction with strategic alliance	–	–	1,812	–	–	1,812
Net income	–	–	–	26,058	–	26,058
Net change in fair value of interest rate swap, net of income taxes of $23	–	–	–	–	35	35
Balance, August 31, 2004	$ –	$ 33	$ 90,980	$ 64,387	$ 35	$ 155,435

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended August 31,	2004	2003	2002
(In thousands)			
Cash flows from operating activities:			
Net income	$ 26,058	$ 18,474	$ 10,355
Adjustments to reconcile net income to net cash provided by operating activities, net of business acquisitions:			
Depreciation and amortization	18,450	10,950	7,271
Amortization of deferred loan costs	768	276	46
Tax benefit of stock option exercises	10,013	3,426	4,496
Increase in accounts receivable, net	(7,174)	(5,808)	(11,302)
Increase in other current assets	(899)	(918)	(2,085)
Increase (decrease) in accounts payable	5,733	(201)	2,670
Increase (decrease) in accrued salaries and benefits	(4,865)	(2,564)	6,345
Increase (decrease) in other current liabilities	3,060	(1,880)	2,511
Deferred income taxes	(491)	3,877	2,646
Other	2,834	1,556	971
Decrease in other assets	356	132	809
Payments on other long-term liabilities	(371)	(385)	(637)
Net cash flows provided by operating activities	53,472	26,935	24,096
Cash flows from investing activities:			
Acquisition of property and equipment	(25,013)	(16,169)	(13,829)
Business acquisitions, net of cash acquired	(60,223)	–	(442)
Net cash flows used in investing activities	(85,236)	(16,169)	(14,271)
Cash flows from financing activities:			
Increase in restricted cash	(1,524)	–	–
Proceeds from issuance of long-term debt, net of deferred loan costs	57,685	–	–
Payments of long-term debt	(12,424)	(383)	(276)
Exercise of stock options	4,258	1,649	1,999
Net cash flows provided by financing activities	47,995	1,266	1,723
Net increase in cash and cash equivalents	16,231	12,032	11,548
Cash and cash equivalents, beginning of period	35,956	23,924	12,376
Cash and cash equivalents, end of period	$ 52,187	$ 35,956	$ 23,924
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 2,749	$ 49	$ 30
Cash paid during the year for income taxes	$ 6,367	$ 5,378	$ 336
Noncash Activities:			
Issuance of common stock in conjunction with business acquisitions	$ –	$ –	$ 16,612
Assets acquired through capital lease obligations	$ –	$ –	$ 1,173
Issuance of unregistered common stock associated with Outcomes Verification Program	$ 1,812	$ –	$ 1,170

See accompanying notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

American Healthways, Inc. and its wholly-owned subsidiaries provide specialized, comprehensive care enhancement and disease management services to individuals in all 50 states, the District of Columbia, Puerto Rico and Guam.

We have reclassified certain items in prior periods to conform to current classifications.

a. Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. We have eliminated all intercompany profits, transactions and balances.

b. Cash and Cash Equivalents - Cash and cash equivalents primarily include tax-exempt debt instruments, repurchase agreements, commercial paper, and other short-term investments with maturities of less than three months. We also include in cash and cash equivalents any accrued interest related to these items.

c. Restricted Cash - Restricted cash represents funds held in escrow in connection with contractual requirements (see Note 13).

d. Accounts Receivable - Billed receivables primarily represent fees that are contractually due in the ordinary course of providing a service, net of contractual adjustments. Unbilled receivables primarily represent incentive bonuses, which we do not invoice to customers until we settle the related contract performance year (typically six to eight months after the contract year ends). Historically, we have experienced minimal instances of customer non-payment and therefore consider our accounts receivable to be collectible, but we may provide reserves, when appropriate, for billing adjustments at contract reconciliation.

e. Other Current Assets - Other current assets include prepaid expenses, inventories and other receivables.

f. Property and Equipment - Property and equipment is carried at cost and includes expenditures that increase value or extend useful lives. We recognize depreciation using the straight-line method over useful lives of three years for computer software and hardware and five to seven years for furniture and other office equipment. Leasehold improvements are depreciated over the life of the lease, which ranges from one to ten years. Depreciation expense for the years ended August 31, 2004, 2003, and 2002 was $14.2 million, $10.3 million, and $6.6 million, respectively, including amortization of assets recorded under capital leases.

g. Other Assets - Other assets consist primarily of deferred loan costs net of accumulated amortization.

h. Intangible Assets - Intangible assets primarily include acquired technology and customer contracts, which we amortize on a straight-line basis over a five-year estimated useful life. We assess the potential impairment of intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying values may not be recoverable.

Intangible assets not subject to amortization consist of a trade name of $4.3 million associated with the StatusOne acquisition. We review intangible assets not subject to amortization on an annual basis or more frequently whenever events or circumstances indicate that the assets might be impaired. See Note 4 for further information on intangible assets.

i. Goodwill – We recognize goodwill for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses that we acquire. The change in the carrying amount of goodwill for fiscal 2004 is due to the acquisition of StatusOne. Accumulated amortization of goodwill at August 31, 2004 and 2003 was $5.1 million.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", we no longer amortize goodwill, and we review goodwill at least annually for impairment. We completed our annual impairment test as of June 30, 2004 as required by SFAS No. 142 and concluded that no impairment of goodwill exists. In connection with the adoption of SFAS No. 142, we also reassessed the useful lives and the classification of our identifiable intangible assets and determined that they continue to be appropriate.

j. Contract Billings in Excess of Earned Revenue - Contract billings in excess of earned revenue represent performance-based fees subject to refund that we do not recognize as revenues because either 1) data from the customer is insufficient or incomplete to measure performance; or 2) interim performance measures indicate that we are not meeting performance targets.

k. Income Taxes - We file a consolidated federal income tax return that includes all of our wholly-owned subsidiaries. We compute our income tax provision under SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109

generally requires that we record deferred income taxes for the tax effect of differences between the book and tax bases of our assets and liabilities.

l. Revenue Recognition - We generally determine our contract fees by multiplying a contractually negotiated rate per health plan member per month ("PMPM") by the number of health plan members covered by the Company's services during the month. We set the PMPM rates during contract negotiations with customers based on the value we expect our programs to create and a sharing of that value between the customer and the Company. In some contracts, the PMPM rate may differ between the health plan's lines of business (e.g., Preferred Provider Organizations ("PPO"), Health Maintenance Organizations ("HMO"), Medicare+Choice). Contracts generally range from three to seven years with provisions for subsequent renewal.

Some contracts provide that a portion (up to 100%) of our fees may be refundable to the customer ("performance-based") if our programs do not achieve, when compared to a baseline year, a targeted percentage reduction in the customer's health care costs and selected clinical and/or other criteria that focus on improving the health of the members. Approximately 12% of revenues recorded during the year ended August 31, 2004 were performance-based and are subject to final reconciliation. We anticipate that this percentage will fluctuate due to the timing of data reconciliation, which varies according to contract terms, revenue recognition associated with performance-based fees, and the level of performance-based fees in new contracts.

A limited number of contracts also provide opportunities for incentive bonuses in excess of the contractual PMPM rate if we exceed contractual performance targets.

We bill our customers each month for the entire amount of our fees contractually due for the prior month's enrollment, which typically includes the amount, if any, that is performance-based and may be subject to refund should we not meet performance targets. Contractually, we cannot bill for any incentive bonuses until after contract settlement.

We recognize revenue as follows: 1) we recognize the fixed portion of the monthly fees as revenue during the period we perform our services; 2) we recognize the performance-based portion of the monthly fees based on our performance to date in the contract year; and 3) we recognize additional incentive bonuses based on our performance to date in the contract year, to the extent we consider such amounts collectible.

We assess our level of performance based on medical claims and other data that the health plan customer is contractually required to supply each month. A minimum of four to six months' data is typically required for us to measure performance. In assessing our performance, we may include estimates such as medical claims incurred but not reported and a health plan's medical cost trend compared to a baseline year. In addition, we may also provide contractual reserves, when appropriate, for billing adjustments at contract reconciliation.

If data from the health plan is insufficient or incomplete to measure performance, or interim performance measures indicate that we are not meeting performance targets, we do not recognize performance-based fees subject to refund as revenues but instead record them in a current liability account "contract billings in excess of earned revenue". If we do not meet performance levels by the end of the contract year, we are contractually obligated to refund some or all of the performance-based fees. We would only reverse revenues that we had already recognized if performance to date in the contract year, previously above targeted levels, dropped below targeted levels due to subsequent adverse performance and/or adjustments in contractual reserves.

During the settlement process under a contract, which generally occurs six to eight months after the end of a contract year, we settle any performance-based fees and reconcile health care claims and clinical data. Data reconciliation differences, for which we provide contractual allowances until we reach agreement with respect to identified issues, can arise between the customer and us due to health plan data deficiencies, omissions, and/or data discrepancies.

We derived approximately 44% of our fiscal 2004 revenues from two health plan contracts that each comprised more than 10% of our revenues for the year. In fiscal 2003, three contracts each comprised more than 10% of revenues for the year, comprising in the aggregate approximately 70% of our fiscal 2003 revenues. During fiscal 2002, we derived approximately 55% of our revenues from two contracts that each comprised more than 10% of our revenues for the period.

m. Earnings Per Share – We report earnings per share under SFAS No. 128 "Earnings per Share". We calculate basic earnings per share using average common shares outstanding during the period. We calculate diluted earnings per share using average common shares outstanding during the period plus the dilutive effect of stock options outstanding.

n. Stock Options - We account for stock options issued to employees and outside directors pursuant to Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". We have adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation", and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123".

For the year ended August 31, 2004, we recorded compensation expense under APB No. 25 of approximately $0.8 million. This expense resulted primarily from the grant, which was subject to stockholder approval, of stock options to two new directors of the Company in June 2003. We obtained approval at the Annual Meeting of Stockholders in January 2004, at which time we issued the options. We recognize compensation expense related to fixed award stock options on a straight-line basis over the vesting period.

The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

Year ended August 31,	2004	2003	2002
(In $000s, except per share data)			
Net income, as reported	$ 26,058	$ 18,474	$ 10,355
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	493	–	–
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,097)	(3,281)	(1,831)
Pro forma net income	$ 21,454	$ 15,193	$ 8,524
Earnings per share: [1]			
Basic - as reported	$ 0.81	$ 0.60	$ 0.35
Basic - pro forma	$ 0.66	$ 0.49	$ 0.28
Diluted - as reported	$ 0.75	$ 0.56	$ 0.32
Diluted - pro forma	$ 0.62	$ 0.46	$ 0.26

[1] *Restated to reflect the effect of the December 2003 two-for-one stock split.*

The following table shows the estimated weighted average fair values of the options at the date of grant using the Black-Scholes option pricing model as promulgated by SFAS No. 123 and the related assumptions we used to develop the estimates:

Year ended August 31,	2004	2003	2002
Weighted average fair value of options [1]	$ 15.64	$ 10.49	$ 5.20
Assumptions for the Black-Scholes model:			
Dividends	$ –	$ –	$ –
Expected life in years	7.4	7.6	6.5
Forfeiture rate	3.0 %	3.5 %	3.0 %
Average risk free interest rate	3.8 %	4.0 %	4.9 %
Volatility rate	60.0 %	61.0 %	56.0 %

[1] *Restated to reflect the effect of the December 2003 two-for-one stock split.*

See Note 10 for further discussion of stock options.

o. Derivative Instruments and Hedging Activities - We adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its subsequent amendments, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities."

We are subject to market risk related to interest rate changes, primarily as a result of our Credit Agreement, which bears interest based on floating rates. Borrowings under the Credit Agreement bear interest, at the Company's option, at the prime rate plus a spread of 0.5% to 1.25% or LIBOR plus a spread of 2.0% to 2.75%, or a combination thereof. In order to manage our interest rate exposure, we entered into an interest rate swap agreement in September 2003, effectively converting $40.0 million of floating rate debt to a fixed obligation with an interest rate of 4.99%. We do not execute transactions or hold derivative financial instruments for trading purposes.

We meet the criteria for the "shortcut" method under SFAS No. 133 in accounting for the interest rate swap agreement, which allows for an assumption of no hedge ineffectiveness. As such, there is no income statement impact from changes in the fair value of the interest rate swap. The interest rate swap agreement is marked to market each reporting period, and the change in the fair value, net of income taxes, of the interest rate swap agreement is reported through other comprehensive income (loss) in the consolidated statement of changes in stockholders' equity.

In accordance with SFAS No. 133, upon termination of an interest rate swap classified as a cash flow hedge, the gain or loss previously recorded in other comprehensive income (loss) will be reclassified into earnings if it is probable that the hedged transactions will not occur. In anticipation of amending and restating our Credit Agreement, we unwound the $40.0 million interest rate swap agreement in September 2004 and recognized a gain of approximately $22,000 (see Note 15).

p. Management Estimates – In preparing our consolidated financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect: 1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and 2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Recently Issued Accounting Standards

Consolidation of Variable Interest Entities

In 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46(R), "Consolidation of Variable Interest Entities". FIN No. 46(R) requires consolidation of variable interest entities if certain conditions are met and generally applies to periods ending after March 15, 2004. The adoption of FIN No. 46(R) did not have a material impact on our financial position or results of operations.

3. Business Acquisitions

On September 5, 2003, we acquired StatusOne Health Systems, Inc. ("StatusOne"), a provider of health management services for high-risk populations of health plans and integrated systems nationwide, through the merger of our wholly-owned subsidiary with and into StatusOne in accordance with the terms of an Agreement and Plan of Merger (the "Merger Agreement"). The addition of StatusOne expands our product offerings and provides additional opportunities for initiating and expanding our total-population care management programs with health plans.

We paid an aggregate purchase price for StatusOne of approximately $65.6 million, which we funded through a $60.0 million term loan and cash of $5.6 million. At the closing, we delivered $5.0 million of the purchase price into an escrow account under the terms and conditions of a separate escrow agreement to secure certain obligations of the former stockholders under the terms of the Merger Agreement. Subsequent to fiscal 2004 year-end, all conditions and obligations of the escrow agreement were satisfied, and the $5.0 million was distributed in accordance with the terms of the escrow agreement. The former stockholders of StatusOne received $3.7 million, and we received the remaining $1.3 million.

Pursuant to an earn-out agreement executed in connection with the acquisition of StatusOne (the "Earn-Out Agreement"), we were obligated to pay the former stockholders of StatusOne up to $12.5 million in additional purchase price, payable either in cash or common stock at our discretion, if StatusOne achieved certain revenue targets during the one-year period immediately following the acquisition. Because StatusOne did not achieve the revenue targets established in the Earn-Out Agreement, we did not pay any additional purchase price related to the Earn-Out Agreement.

The purchase price was preliminarily allocated to the related assets acquired and liabilities assumed based upon their respective fair values, as shown below, and is subject to adjustments, primarily related to any additional purchase price attributable to StatusOne's results during the Earn-Out Period and settlement of the escrow. The purchase price paid in excess of the fair value of identifiable net assets was $49.1 million. We do not expect that any of the $49.1 million of goodwill will be deductible for income tax purposes.

(In $000s)	
Fair value of current net tangible assets acquired	$ 1,683
Fair value of long-term net tangible liabilities assumed	(8,854)
Intangible assets:	
Acquired technology	10,163
Customer contracts	9,137
Trade name	4,344
Goodwill	49,136
Total purchase price	$ 65,609

We consolidated StatusOne's results of operations with our results of operations beginning September 5, 2003. The unaudited pro forma results of operations as if the transaction had occurred on September 1, 2002 are as follows:

Year Ended August 31, 2003	
(In $000s, except per share data)	
Revenues	$ 187,824
Net income	$ 17,655
Earnings per share [1]	
Basic	$ 0.57
Diluted	$ 0.53

[1] *Reflects the effect of the December 2003 two-for-one stock split.*

4. Intangible Assets

Intangible assets subject to amortization at August 31, 2004 consist of the following:

(In $000s)	Gross Carrying Amount	Accumulated Amortization	Net
Acquired technology	$ 10,163	$ 2,033	$ 8,130
Customer contracts	9,270	1,890	7,380
Total	$ 19,433	$ 3,923	$ 15,510

Total amortization expense for the year ended August 31, 2004 was $4.2 million. Estimated amortization expense is $3.9 million for each of the next four fiscal years and $0 thereafter. Intangible assets not subject to amortization consist of a trade name of $4.3 million associated with the StatusOne acquisition.

5. Income Taxes

Income tax expense is comprised of the following:

Year ended August 31,	2004	2003	2002
(In $000s)			
Current taxes			
Federal	$ 14,729	$ 6,917	$ 3,921
State	3,016	2,043	628
Deferred taxes			
Federal	(165)	3,111	2,227
State	(335)	766	419
Total	$ 17,245	$ 12,837	$ 7,195

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table shows the significant components of our net deferred tax asset (liability) for the fiscal years ended August 31, 2004 and 2003:

At August 31,	2004	2003
(In $000s)		
Deferred tax assets:		
Accruals and reserves	$ 1,152	$ 639
Spin-off stock option adjustment	145	519
Deferred compensation	3,360	1,922
Capital loss carryforward	97	97
	4,754	3,177
Valuation allowance	(97)	(97)
	4,657	3,080
Deferred tax liability:		
Tax over book depreciation	7,293	4,545
Tax over book amortization	7,751	157
Interest rate swap	23	-
	15,067	4,702
Net deferred tax asset (liability)	$ (10,410)	$ (1,622)
Net current deferred tax assets	$ 2,248	$ 758
Net long-term deferred tax asset (liability)	(12,658)	(2,380)
	$ (10,410)	$ (1,622)

We recorded a valuation allowance totaling approximately $97,000 against deferred tax assets as of August 31, 2004 and 2003 because management believes it is more likely than not that the net deferred tax asset related to a capital loss carryforward will not be realized in future tax periods. For fiscal 2004 and 2003, the tax benefit of stock option compensation, excluding amounts relieving the deferred tax asset described as "Spin-off stock option adjustment", is recorded as additional paid-in capital.

The difference between income tax expense computed using the effective tax rate and the statutory federal income tax rate follows:

Year ended August 31, *(in $000s)*	2004	2003	2002
Statutory federal income tax	$ 15,156	$ 10,646	$ 5,967
State income taxes, less federal income tax benefit	1,743	1,854	691
Change in valuation allowance	–	–	97
Amortization of goodwill and certain other intangible assets	–	62	80
Other	346	275	360
Income tax expense	$ 17,245	$ 12,837	$ 7,195

6. Long-Term Debt

Our revolving credit and term loan agreement (the "Credit Agreement") dated September 5, 2003 provides us with up to $100.0 million in borrowing capacity, including a $60.0 million term loan and a $40.0 million revolving line of credit, under a credit facility that expires on August 31, 2006. The $40.0 million revolving line of credit provides us with the ability to issue up to $40.0 million of letters of credit, provided the aggregate amounts outstanding under the revolving line of credit do not exceed $40.0 million. As of August 31, 2004, our available line of credit totaled $39.6 million.

The Credit Agreement requires us to make principal installment payments of $3.0 million at the end of each fiscal quarter beginning on November 30, 2003 and ending with a $27.0 million balloon payment on August 31, 2006. Borrowings under the Credit Agreement bear interest, at the Company's option, at the prime rate plus a spread of 0.5% to 1.25% or LIBOR plus a spread of 2.0% to 2.75%, or a combination thereof. The Credit Agreement also provides for a fee ranging between 0.375% and 0.5% of unused commitments. Substantially all of our assets are pledged as collateral for any borrowings under the credit facility.

The Credit Agreement contains various financial covenants, which require us to maintain, as defined, minimum ratios or levels of (i) consolidated total funded debt to consolidated EBITDA, (ii) interest coverage, (iii) fixed charge coverage, and (iv) consolidated net worth. The Credit Agreement also prohibits the payment of dividends and limits the amount of repurchases of the Company's common stock. As of August 31, 2004, we were in compliance with all of the financial covenant requirements of the Credit Agreement.

As of August 31, 2004, there was one letter of credit outstanding under the Credit Agreement for $0.4 million to support our requirement to repay fees under one health plan contract in the event we do not perform at established target levels and do not repay the fees due in accordance with the terms of the contract. We have never had a draw under an outstanding letter of credit.

On September 16, 2003, we entered into an interest rate swap agreement to manage our interest rate exposure. By entering into the interest rate swap agreement we effectively converted $40.0 million of floating rate debt to a fixed obligation with an interest rate of 4.99%.

To meet the reporting requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," we calculate the estimated fair value of financial instruments using quoted market prices of similar instruments or discounted cash flow techniques. At August 31, 2004 and 2003, there were no material differences between the carrying amount and the fair value of our debt.

7. Other Long-Term Liabilities

We have a non-qualified deferred compensation plan under which our officers may defer a portion of their salaries and receive a Company matching contribution plus a contribution based on our performance. Company contributions vest at 25% per year. We do not fund the plan and carry it as an unsecured obligation. Participants in the plan elect payout dates for their account balances, which can be no earlier than four years from the period of the deferral.

As of August 31, 2004 and 2003, other long-term liabilities included vested amounts under the plan of $4.8 million and $3.9 million, respectively, net of the current portion of $0.8 million and $0.3 million, respectively. For the next five fiscal years, we must make plan payments of $0.8 million, $1.2 million, $0.7 million, $0.7 million, and $0.2 million.

8. Leases

We maintain operating lease agreements principally for our corporate office space and our eight care enhancement centers. Our corporate office leases cover approximately 99,000 square feet and expire in September 2007 and May 2009. Our support and training offices for StatusOne contain approximately 23,000 square feet of space in aggregate and have terms ranging from less than one year to five years. The care enhancement center leases cover approximately 15,000 to 30,000 square feet each and have terms of three to ten years.

Most of our operating leases include escalation clauses, some of which are fixed amounts, and some of which reflect changes in price indices. Certain operating leases contain renewal options to extend the lease for additional periods. Certain capital leases contain options to purchase the leased property for a specified amount at the end of the lease term. For the years ended August 31, 2004, 2003 and 2002, rent expense under lease agreements was approximately $4.9 million, $3.0 million, and $2.2 million, respectively.

The following table summarizes our future minimum lease payments, net of sublease income, under all capital leases and non-cancelable operating leases for each of the next five fiscal years:

Year ending August 31,	Capital Leases	Operating Leases
(In $000s)		
2005	$ 310	$ 5,150
2006	210	4,886
2007	210	4,553
2008	210	2,842
2009 and thereafter	27	7,473
Total minimum lease payments	967	$ 24,904
Less amount representing interest	(162)	
Present value of net minimum lease payments	805	
Less current portion	(243)	
	$ 562	

9. Stockholders' Equity

On November 17, 2003, our Board of Directors approved a two-for-one stock split effected in the form of a 100% stock dividend distributed on December 19, 2003 to stockholders of record at the close of business on December 5, 2003. The consolidated financial statements and notes and exhibits hereto have been restated to give effect to the stock split.

At the Annual Meeting of Stockholders on January 21, 2004, the stockholders approved an amendment to our Restated Certificate of Incorporation to increase the number of authorized shares of our common stock from 40.0 million to 75.0 million.

In December 2001, we established an industry-wide Outcomes Verification Program with Johns Hopkins University and Health System to independently evaluate the effectiveness of clinical interventions, and their clinical and financial results, that we and other members of the disease management and care enhancement industry produce.

We began a five-year funding commitment on December 1, 2001 to provide Johns Hopkins compensation of up to $1.0 million annually for the first two years and, as amended in December 2003, to provide $0.7 million annually for the last three years of the commitment. We issued 150,000 unregistered shares of common stock to Johns Hopkins on December 1, 2001, 75,000 of which vested immediately, and the remaining 75,000 of which vested on December 1, 2003. The program may receive additional funding through research sponsored by other outcomes-based health care organizations.

10. Stock Options

We have several stock option plans under which we have granted non-qualified options to purchase our common stock. We normally grant options under these plans at market value on the date of grant. The options generally vest over four years and expire 10 years from the date of grant. At August 31, 2004, we have reserved approximately 71,000 shares for future option grants.

Stock option activity for the three years ended August 31, 2004 is summarized below and has been restated to reflect the effect of the December 2003 two-for-one stock split:

(In 000s, except price data)	Number of Shares	Weighted Average Exercise Price
Outstanding at August 31, 2001	5,848	$ 3.11
Options granted	2,244	9.55
Options exercised	(1,174)	1.73
Options forfeited	(750)	8.39
Options expired	(12)	2.14
Outstanding at August 31, 2002	6,156	5.09
Options granted	1,532	15.96
Options exercised	(860)	1.95
Options forfeited	(48)	7.48
Options expired	(222)	9.39
Outstanding at August 31, 2003	6,558	7.89
Options granted	1,602	23.46
Options exercised	(1,264)	3.43
Options forfeited	(62)	12.09
Outstanding at August 31, 2004	6,834	12.32

The following table summarizes information concerning outstanding and exercisable options at August 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding *(In 000s)*	Weighted Average Remaining Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable *(In 000s)*	Weighted Average Exercise Price
Less than $4.00	1,657	4.7	$ 1.85	1,450	$ 1.84
$4.01 - $8.00	1,114	8.0	7.22	501	7.22
$8.01 - $13.00	1,266	7.4	11.30	569	11.34
$13.01 - $18.00	1,467	8.9	17.43	358	17.33
More than $18.00	1,330	9.7	24.99	8	25.81
	6,834	7.6	12.32	2,886	6.64

We have made grants of restricted stock with respect to approximately 102,000 shares as of August 31, 2004 in connection with our prior compensation program to outside directors.

11. Stockholder Rights Plan

On June 19, 2000, the Board of Directors adopted a stockholder rights plan under which holders of common stock as of June 30, 2000 received preferred stock purchase rights as a dividend at the rate of one right per share. As amended in June 2004, each right initially entitles its holder to purchase one one-hundredth of a Series A preferred share at $175.00, subject to adjustment. Upon becoming exercisable, each right will allow the holder (other than the person or group whose actions have triggered the exercisability of the rights), under alternative circumstances, to buy either securities of the Company or securities of the acquiring company (depending on the form of the transaction) having a value of twice the then current exercise price of the rights.

With certain exceptions, each right will become exercisable only when a person or group acquires, or commences a tender or exchange offer for, 15% or more of our outstanding common stock. Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of our assets or earning power. The rights will expire on June 15, 2014. The Board of Directors of the Company will review the plan at least once every three years to determine if the maintenance and continuance of the plan is still in the best interests of the Company and its stockholders.

12. Employee Benefits

We have a Section 401(k) Retirement Savings Plan (the "Plan") available to substantially all of our employees. Employees can contribute up to a certain percentage of their base compensation as defined in the Plan. The Company matching contributions are subject to vesting requirements. Company contributions under the Plan totaled $2.0 million, $1.3 million, and $0.7 million for the years ended August 31, 2004, 2003 and 2002, respectively.

13. Commitments and Contingencies

During fiscal 2004, in conjunction with contractual requirements under one contract beginning on March 1, 2004, we funded an escrow account in the amount of approximately $1.5 million. We are required to deposit a percentage of all fees received from this customer during the first year of the contract into the escrow account to be used to repay fees under the contract in the event we do not perform at target levels.

In June 1994, a former employee whom we dismissed in February 1994 filed a "whistle blower" action on behalf of the United States government. Subsequent to its review of this case, the federal government determined not to intervene in the litigation. The employee sued American Healthways, Inc. and our wholly-owned subsidiary, American Healthways Services, Inc. ("AHSI"), as well as certain named and unnamed medical directors and one named client hospital, West Paces Medical Center ("WPMC"), and other unnamed client hospitals.

American Healthways, Inc. has since been dismissed as a defendant; however, the case is still pending against AHSI before the United States District Court for the District of Columbia. In addition, WPMC has settled claims filed against it as part of a larger settlement agreement that WPMC's parent organization, HCA Inc., reached with the United States government.

The complaint alleges that AHSI, the client hospitals and the medical directors violated the federal False Claims Act by entering into certain arrangements that allegedly violated the federal anti-kickback statute and provisions of the Social Security Act prohibiting physician self-referrals. Although no specific monetary damage has been claimed, the plaintiff, on behalf of the federal government, seeks treble damages plus civil penalties and attorneys' fees. The plaintiff also has requested an award of 30% of any judgment plus expenses. The case is still in the discovery stage and has not yet been set for trial.

We believe that we have conducted our operations in full compliance with applicable statutory requirements. Although there can be no assurance, we currently believe that the resolution of issues, if any, which may be raised by the government and the resolution of the civil litigation would not have a material adverse effect on our financial position or results of operations except to the extent that we incur material legal expenses associated with our defense of this matter and the civil suit; provided, however that any unanticipated developments in these matters could materially adversely affect our results of operations, financial condition, or cash flows.

14. Segment Disclosures

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", establishes disclosure standards for segments of a company based on a management approach to defining operating segments. Through November 2003, we distinguished operating and reportable segments based upon the types of customers, hospitals or health plans, that contract for our services. In order to improve operational efficiency, in December 2003 we merged our operations into a single operating segment for purposes of presenting financial information and evaluating performance.

15. Subsequent Events (Unaudited)

On October 29, 2004, we entered into a First Amended and Restated Revolving Credit Loan Agreement (the "Amended Credit Agreement"). The Amended Credit Agreement provides us with up to $150.0 million in borrowing capacity, including a $75.0 million sub facility for letters of credit, under a senior revolving credit facility that expires on October 29, 2009. We repaid the outstanding principal of $48.0 million on the Term Loan with $23.0 million in cash and a $25.0 million draw on the revolving credit facility under the Amended Credit Agreement.

The Amended Credit Agreement requires us to repay the principal on any loans at the maturity date of October 29, 2009. Borrowings under the Amended Credit Agreement bear interest, at our option, at the prime rate plus a spread of 0.0% to 1.0% or LIBOR plus a spread of 1.25% to 2.25%, or a combination thereof. The Amended Credit Agreement also provides for a fee ranging between 0.25% and 0.5% of unused commitments. Substantially all of our assets are pledged as collateral for any borrowings under the credit facility.

The Amended Credit Agreement contains various financial covenants, which require us to maintain, as defined, minimum ratios or levels of (i) total funded debt to EBITDA, (ii) interest coverage, (iii) fixed charge coverage, and (iv) net worth. It also prohibits the payment of dividends and limits the amount of repurchases of the Company's common stock.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
American Healthways, Inc.

We have audited the accompanying consolidated balance sheets of American Healthways, Inc. and Subsidiaries as of August 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended August 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of American Healthways, Inc. and Subsidiaries for the year ended August 31, 2002 were audited by other auditors whose report dated October 16, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Healthways, Inc. and Subsidiaries at August 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years ended August 31, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Nashville, Tennessee
October 4, 2004

Board of Directors and Stockholders
American Healthways, Inc.
Nashville, Tennessee

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and cash flows of American Healthways, Inc. and subsidiaries for the year ended August 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations, changes in stockholders' equity and cash flows of American Healthways, Inc. and subsidiaries for the year ended August 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Nashville, Tennessee
October 16, 2002

Quarterly Financial Information (unaudited)

Fiscal 2004	First	Second	Third	Fourth
		(In thousands, except per share data)		
Revenues	$ 51,078	$ 57,122	$ 65,354	$ 71,855
Gross margin	$ 16,934	$ 20,102	$ 23,941	$ 27,970
Income before income taxes	$ 6,706	$ 8,761	$ 12,474	$ 15,361
Net income	$ 3,956	$ 5,324	$ 7,484	$ 9,293
Basic earnings per share [1]	$ 0.12	$ 0.17	$ 0.23	$ 0.28
Diluted earnings per share [1]	$ 0.12	$ 0.15	$ 0.22	$ 0.27

Fiscal 2003	First	Second	Third	Fourth
		(In thousands, except per share data)		
Revenues	$ 37,538	$ 40,101	$ 41,822	$ 46,010
Gross margin	$ 12,912	$ 15,295	$ 15,095	$ 16,039
Income before income taxes	$ 6,270	$ 8,719	$ 7,711	$ 8,611
Net income	$ 3,699	$ 5,144	$ 4,550	$ 5,081
Basic earnings per share [1][2]	$ 0.12	$ 0.17	$ 0.15	$ 0.16
Diluted earnings per share [1][2]	$ 0.11	$ 0.16	$ 0.14	$ 0.15

[1] *We calculated income per share for each of the quarters based on the weighted average number of shares and dilutive options outstanding for each period. Accordingly, the sum of the quarters may not necessarily be equal to the full year income per share.*
[2] *Restated to reflect the effect of the December 2003 two-for-one stock split.*

Corporate Officers

Richard Amico
Vice President
Richard C. Bailey
Senior Vice President
Nick Balog
Senior Vice President
Mary Bryngelson
Vice President
Janet Calhoun
Senior Vice President
Keith A. Cavender
Vice President
Mary A. Chaput *
Executive Vice President and Chief Financial Officer
Thomas G. Cigarran *
Chairman of the Board of Directors
Carter Coberley
Vice President
Michael L. Conrad
Senior Vice President
Emily N. Cook
Vice President
Janet Dagley
Vice President
nicholas e. dantona
Senior Vice President and Chief Communications Officer
Kathryn N. Elsaesser
Senior Vice President
Bettye L. Finley
Senior Vice President
Valla F. Finner
Senior Vice President

Robyn S. Fulwider
Senior Vice President
Barbara Gray
Senior Vice President
Mark Hackman, MD
Vice President
Patricia A. Hamilton
Vice President
Pam Hara
Senior Vice President
Debra N. Hatcher
Senior Vice President
Sheila M. Hipp
Vice President
Rufus Howe
Vice President
Mary D. Hunter *
Executive Vice President
Patricia Jamieson - Montijo
Vice President
Karen A. Kasnetz
Vice President
Matthew Kelliher *
Executive Vice President
Michael Kennedy
Vice President
Michael H. King
Senior Vice President
Kathryn J. Kirk
Senior Vice President
Scott Kozicki
Vice President
Karen Lane
Vice President

Lai W. Lee
Vice President
Ben R. Leedle, Jr. *
President and Chief Executive Officer
Martin R. Leinwand
Senior Vice President
Alfred Lumsdaine, CPA *
Senior Vice President, Controller, and Chief Accounting Officer
Katherine M. Malone
Vice President
Scott R. Mann
Vice President
Victor Mattingly
Vice President
Maris May
Vice President
Peter N. McCann
Senior Vice President
C. Don McConnell
Senior Vice President and Chief Information Officer
Michael Moen
Senior Vice President
Michael F. Montijo, MD
Senior Vice President
William G. Moore
Vice President
Carol Murdock
Senior Vice President
Susan Neckes
Senior Vice President
Michael O'Neil
Vice President

Patty M. Orr
Senior Vice President
James E. Pope, MD *
Executive Vice President and Chief Medical Officer
Rita R. Sailer
Senior Vice President
Stephen G. Samples
Senior Vice President
Judith Schultz
Vice President
Vicki Shepard
Senior Vice President
Scott J. Sivik
Vice President
Sharon A. Stalder
Vice President
Robert E. Stone *
Executive Vice President and Chief Strategy Officer
Donald B. Taylor *
Executive Vice President and Chief Operating Officer
Bradley Towle
Vice President
Paul Wallace
Senior Vice President
Jo Anne Westerfield
Vice President
Dana C. Williams
Senior Vice President
Gary Wood
Senior Vice President

** executive officers*

Board of Directors

John W. Ballantine
Former Executive Vice President and Chief Risk Management Officer
First Chicago NBD Corporation

Jay Cris Bisgard, M.D.
Former Director of Health Services
Delta Air Lines

Thomas G. Cigarran
Chairman and former Chief Executive Officer
American Healthways, Inc.

Frank A. Ehmann
Former President and Chief Operating Officer
American Hospital Supply Corporation

Mary Jane England, M.D.
President of Regis College

Henry D. Herr
Former Executive Vice President and Chief Financial Officer
American Healthways, Inc.

Martin J. Koldyke
Former Chairman
Frontenac Company

Ben R. Leedle, Jr.
President and Chief Executive Officer
American Healthways, Inc.

C. Warren Neel, Ph.D.
Director of the Center for Corporate Governance
University of Tennessee

William C. O'Neil, Jr.
Former Chairman, President and Chief Executive Officer
ClinTrials Research, Inc.

Medical Advisory Council

John Anderson, M.D.
Nashville, Tennessee

Charles H. Booras, M.D., FAAFP
Jacksonville, Florida

Richard S. Chung, M.D.
Honolulu, Hawaii

Kenan Haver, M.D.
Boston, Massachusetts

Leonard I. Mastbaum, M.D., FACE
Fort Wayne, Indiana

Allen J. Naftilan, M.D., Ph.D., FACC
Nashville, Tennessee

James S. Powers, M.D.
Nashville, Tennessee

Robert E. Sevier, M.D.
Greensboro, North Carolina

Fred G. Toffel, M.D., FACE
Las Vegas, Nevada

Scientific Advisory Council

John Dixon, M.D., FACC, FAHA
Associate Professor of Medicine
Vanderbilt Page–Campbell Heart Institute
Division of Cardiology
Nashville, Tennessee

E. Wesley Ely, M.D., MPH, FACP, FCCP
Assistant Professor of Medicine
Center for Health Services Research
Vanderbilt University Medical Center
Nashville, Tennessee

Joseph Finkelstein, M.D., M.A., Ph.D.
Assistant Professor of Medicine
Department of Epidemiology
University of Maryland
Baltimore, Maryland

Lois Jovanovic, M.D., FACP, FACN
Director & Clinical Professor of Medicine: USC-LA
Sansum Medical Research Foundation
Santa Barbara, California

Marjorie King, M.D., FACC, FAACVPR
Director, Cardiac Services
Helen Hayes Hospital
West Haverstraw, New York

Gerald Schulman, M.D.
Professor of Medicine
Division of Nephrology
Vanderbilt University Medical Center
Nashville, Tennessee

Corporate Information

CORPORATE OFFICE

American Healthways, Inc.
3841 Green Hills Village Drive
Nashville, Tennessee 37215
615/665-1122
www.americanhealthways.com

REGISTRAR AND TRANSFER AGENT

SunTrust Bank, Atlanta
Corporate Trust Department
58 Edgewood Avenue
Room 225 Annex
Atlanta, Georgia 30303
404/588-7817

FORM 10-K/INVESTOR CONTACT

A copy of the American Healthways, Inc. 10-K Report for Fiscal 2004 (without exhibits) filed with the Securities and Exchange Commission is available on the Company's website, www.americanhealthways.com. It is also available from the Company at no charge. These requests and other investor contacts should be directed to Mary A. Chaput, Executive Vice President and Chief Financial Officer at the Company's corporate office.

ANNUAL MEETING

The annual meeting of stockholders will be held on January 20, 2005, at 9:00 a.m. at the Franklin Marriott Cool Springs, 700 Cool Springs Boulevard, Franklin, Tennessee.

COMMON STOCK AND DIVIDEND INFORMATION

The common stock of American Healthways, Inc. is traded in The Nasdaq Stock Market (National Market) under the symbol AMHC. At November 1, 2004, there were approximately 18,400 holders of the common stock, including 132 stockholders of record. No cash dividends have been paid on the common stock.

The following table sets forth the high and low sales prices per share of common stock as reported by NASDAQ for the relevant periods.

Year ended August 31, 2004	High	Low
First quarter [1]	$ 24.39	$ 17.07
Second quarter [1]	30.21	22.88
Third quarter	30.81	19.07
Fourth quarter	29.27	19.31

Year ended August 31, 2003 [1]	High	Low
First quarter	$ 11.94	$ 5.62
Second quarter	11.37	7.60
Third quarter	13.43	7.55
Fourth quarter	21.00	11.63

[1] *Restated to reflect the effect of the December 2003 two-for-one stock split.*



The Embrace

AMERICAN HEALTHWAYS

American Healthways, Inc.
3841 Green Hills Village Drive
Nashville, Tennessee 37215
615/665-1122
www.americanhealthways.com